Exhibit 99.14
News release...
Date: 31 October 2007
Ref: PR566g
Rio Tinto Alcan expands landmark alumina deal
Rio Tinto Alcan today announced it has reached an agreement with Norsk Hydro ASA to expand its alumina supply to Hydro Aluminium from 500,000 tonnes of alumina per year to 900,000 tonnes from 2011 to the end of the contract.
Steve Hodgson, president and chief executive officer, Bauxite and Alumina, Rio Tinto Alcan, said, “The expansion of our supply contract with Norsk Hydro underpins our decision to invest in an expansion of the Yarwun alumina refinery. It is consistent with our strategy to maximise the value of Rio Tinto Alcan’s world class bauxite deposits at Weipa in north Queensland, Australia.”
Under a 20-year contract signed in 2003 with Norsk Hydro, Rio Tinto Alcan is committed to supplying Hydro Aluminium with 500,000 tonnes of alumina per year from 2006 until 2030. This contract also gave Norsk Hydro an option to increase its purchases of alumina.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
Cont.../
Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399 Fax 020 7930 3249
Registered Office: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885

For further information, please contact:

Media Relations, Australia	Media Relations, London
Amanda Buckley, Rio Tinto	Christina Mills
Office: +61 (0) 3 9283 3627	Office: +44 (0) 20 8080 1306
Mobile: +61 (0) 419 801 349	Mobile: +44 (0) 7825 275 605

Diane Collier, Rio Tinto Alcan	Media Relations, Montreal
Office: +61 (0) 7 3867 1665	Bryan Tucker
Mobile: +61 (0) 408 378 749	Tel.: +1 514 848 8151
media.relations@alcan.com

Investor Relations, Australia	Investor Relations, London
Dave Skinner	Nigel Jones
Office: +61 (0) 3 9283 3628	Office: +44 (0) 20 7753 2401
Mobile: +61 (0) 408 335 309	Mobile: +44 (0) 7917 227365

Investor Relations, North America
Jason Combes	David Ovington
Office: +1 (0) 801 685 4535	Office: +44 (0) 20 7753 2326
Mobile: +1 (0) 801 558 2645	Mobile: +44 (0) 7920 010 978

Website: www.riotinto.com
High resolution photographs available at: www.newscast.co.uk

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